Ao1 Solutions Inc.
Statements of Changes in Shareholders' Deficit
For the Years Ended May 31, 2017 and 2016
(Unaudited)

	Common Stock		Series AA Preferred Stock		Capital in Excess of		Total Shareholders'
	Shares	Amount	Shares	Amount	Par Value	Retained Deficit	Deficit
Balance, June 1, 2015	7,405,177	$ 74	864,181	$ 9	$ 323,985	$ (359,787)	$ (35,719)
Issuance of shares of common stock	676,832	7			19,993		20,000
Net loss						(766,267)	(766,267)
Balance, May 31, 2016	8,082,009	81	864,181	9	343,978	(1,126,054)	(781,986)
							-
Net loss						(395,438)	(395,438)
Balance, May 31, 2017	8,082,009	$ 81	864,181	$ 9	$ 343,978	$ (1,521,492)	$ (1,177,424)